                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         WARP TECHNOLOGY HOLDINGS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     93464M
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Ernest C. Mysogland
                          ISIS Capital Management, LLC
                               151 Railroad Avenue
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 422-2950
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 4, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: { }

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                                CUSIP No. 93464M
                               -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         ISIS Capital Management, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) {X}
                                                                       (b) { }

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                       NA

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                { }

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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                       7 SOLE VOTING POWER
NUMBER OF SHARES         764,444
BENEFICIALLY           ---------------------------------------------------------
OWNED BY EACH          8 SHARED VOTING POWER
REPORTING PERSON         0
WITH                   ---------------------------------------------------------
                       9 SOLE DISPOSITIVE POWER
                         764,444

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   764,444

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                       { }

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   24.58%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 93464M
                               -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         ISIS Acquisition Partners II, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) {X}
                                                                       (b) { }

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                       WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                { }

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                       7 SOLE VOTING POWER
NUMBER OF SHARES         764,444
BENEFICIALLY           ---------------------------------------------------------
OWNED BY EACH          8 SHARED VOTING POWER
REPORTING PERSON         0
WITH                   ---------------------------------------------------------
                       9 SOLE DISPOSITIVE POWER
                         764,444

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   764,444

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                       { }

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   24.58%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 93464M
                               -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Rodney A. Bienvenu, Jr.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) {X}
                                                                       (b) { }

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                       NA

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                { }

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

--------------------------------------------------------------------------------
                       7 SOLE VOTING POWER
NUMBER OF SHARES         0
BENEFICIALLY           ---------------------------------------------------------
OWNED BY EACH          8 SHARED VOTING POWER
REPORTING PERSON         764,444
WITH                   ---------------------------------------------------------
                       9 SOLE DISPOSITIVE POWER
                          0

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                          764,444

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   764,444

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                       { }

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   24.58%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                CUSIP No. 93464M
                               -------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Ernest C. Mysogland

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) {X}
                                                                       (b) { }

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                       NA

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                { }

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

--------------------------------------------------------------------------------
                       7 SOLE VOTING POWER
NUMBER OF SHARES         0
BENEFICIALLY           ---------------------------------------------------------
OWNED BY EACH          8 SHARED VOTING POWER
REPORTING PERSON         764,444
WITH                   ---------------------------------------------------------
                       9 SOLE DISPOSITIVE POWER
                          0

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                          764,444

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   764,444

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                       { }

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   24.58%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.00001 per share (the "Common Stock"), of Warp Technology Holdings, Inc., a Nevada corporation (the "Issuer"), having its principal executive offices at 151 Railroad Avenue, Greenwich, CT 06830.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) & (f)

This statement is filed jointly by a group consisting of ISIS Capital Management, LLC ("ISIS"), ISIS Acquisition Partners II, LLC ("IAP II"), Rodney
A. Bienvenu, Jr. and Ernest C. Mysogland, (collectively, the "ISIS Group" or the "Reporting Persons").

ISIS is a Delaware limited liability company which provides consulting services and advisory services to a limited number of clients. The address of the principal business and principal offices of ISIS is 151 Railroad Avenue, Greenwich, CT 06830. Each of Mr. Bienvenu and Mr. Mysogland is a managing member of ISIS.

IAP II is a Delaware limited liability company engaged in investing in technology companies. The address of the principal business and principal offices of IAP II is 151 Railroad Avenue, Greenwich, CT. ISIS is the managing member of IAP II and has voting and dispositive power with respect to the shares of Common Stock held by IAP II.

Rodney A. Bienvenu, Jr. is a United States citizen whose business address is 151 Railroad Avenue, Greenwich, CT 06830. Mr. Bienvenu's principal occupation is serving as a founding member of ISIS and as the Chief Executive Officer of the Issuer.

Ernest C. Mysogland is a United States citizen whose business address is 151 Railroad Avenue, Greenwich, CT 06830. Mr. Mysogland's principal occupation is serving as a founding member of ISIS and as Chief Legal Officer of the Issuer.

(d) & (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any general partner, managing member, director or executive officer of any other Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by IAP II is approximately $750,000. The shares of Common Stock purchased by IAP II were purchased with working capital. All or part of the shares of Common Stock owned by IAP II may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to IAP II. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

ITEM 4. PURPOSE OF TRANSACTION

IAP II acquired the shares of Common Stock to which this Schedule 13D relates for the purpose of obtaining a significant equity position in the Issuer, and for the possible purpose of exerting influence over the direction of the Issuer. IAP II acquired the shares of Common Stock to which this Schedule 13D relates upon the conversion of shares of the Issuer's Series B-2 Preferred Stock which IAP II had acquired in a private financing. In connection with said financing, Mr. Bienvenu and Mr. Mysogland joined the Issuer as the Issuer's Chief Executive Officer and Chief Legal Officer, respectively. Mr. Bienvenu also became a director and Chairman of the Issuer. IAP II also received the right to elect other directors of the Issuer, to the extent IAP II continued to hold shares of the Issuer's Series B-2 Preferred Stock which has now been converted into Common Stock.

The primary interest of the ISIS Group is to maximize the value of the Common Stock of the Issuer for the benefit of all shareholders. To this end, the ISIS Group intends to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. As part of such efforts, Mr. Bienvenu will continue to serve as an officer and director, and Mr. Mysogland will continue to serve as an officer, of the Issuer. In addition, the members of the ISIS Group will continue to seek the views of, hold active discussions with and respond to inquiries from members of the Board of Directors, officers or representatives of the Issuer and other persons regarding the Issuer's affairs and strategic alternatives.

Except as set forth herein, the ISIS Group does not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

As of the date hereof, the ISIS Group beneficially owns an aggregate of 764,444 shares of Common Stock, representing 24.58% of the outstanding shares of Common Stock of the Issuer.

As of the date hereof, IAP II beneficially owns an aggregate of 764,444 shares of Common Stock, representing 24.58% of the outstanding shares of Common Stock of the Issuer. IAP II owns 389,444 shares of Common Stock. In addition, IAP II owns warrants to acquire shares 375,000 shares of Common Stock. IAP II has the sole power to vote and dispose of the Common Stock beneficially owned by it.

By virtue of the relationships described under Item 2 of this Schedule 13D, ISIS may be deemed to have indirect beneficial ownership of the shares of Common Stock beneficially owned by IAP II. ISIS has sole voting and disposition power over any shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Messrs. Bienvenu and Mysogland, as managing members of ISIS, may be deemed to have indirect beneficial ownership of the shares of Common Stock beneficially owned by IAP II. Messrs. Bienvenu and Mysogland share voting and disposition power over any shares of Common Stock beneficially owned by IAP II.

None of the persons or entities listed in Item 2 beneficially owns any other outstanding shares of Common Stock of the Issuer.

(c) All shares of Common Stock held by IAP II were acquired through the conversion of 750 shares of Series B-2 Preferred Stock and accrued dividends thereon which were paid in shares of Common Stock. The shares of Series B-2 Preferred Stock were acquired from the Issuer in a private financing. The conversion of IAP II's Series B-2 Preferred Stock was effective April 4, 2005. The warrants held by IAP II, were acquired from the Issuer in a private financing, and after adjustments of the exercise price (which is now set at $1.00 per share) became exercisable effective April 4, 2005.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As managing member of IAP II, ISIS receives twenty-five percent of the net profits received by IAP II through its investments. Other than such arrangement, and the Joint Acquisition Statement attached as Exhibit A hereto, none of the Reporting Persons nor any general partners, managing members, directors or executive officers of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005


ISIS CAPITAL MANAGEMENT, LLC

     By: /s/ Ernest C. Mysogland
     ----------------------------
     Name:    Ernest C. Mysogland
     Title:  Managing Member

ISIS ACQUISITION PARTNERS II, LLC

By:  ISIS Capital Management, LLC
Its: Managing Member

         By: /s/ Ernest C. Mysogland
         ----------------------------
         Name:   Ernest C. Mysogland
         Title:  Managing Member

/s/ Rodney A. Bienvenu, Jr.
---------------------------
Rodney A. Bienvenu, Jr.


/s/ Ernest C. Mysogland
---------------------------
Ernest C. Mysogland